

COMSTOCK RESOURCES, INC.
Notice of 2001
Annual Meeting of Stockholders
and Proxy Statement

> **Please Complete, Sign, Date**
> **And Return Your Proxy Promptly**

Monday, May 14, 2001
4:00 P.M.
Westin Stonebriar Resort
1549 Legacy Drive
Frisco, Texas 75034



COMSTOCK RESOURCES, INC.
5300 TOWN & COUNTRY BLVD.
SUITE 500
FRISCO, TEXAS 75034

April 4, 2001

Dear Comstock Stockholder:

   You are cordially invited to attend the Annual Meeting of Stockholders of Comstock Resources, Inc. The meeting will be held at 4:00 p.m. on Monday, May 14, 2001, at the Westin Stonebriar Resort at 1549 Legacy Drive in Frisco, Texas. Your Board of Directors and management look forward to greeting those of you who are able to attend in person. We have included a map and directions to the meeting site on the back page of this proxy statement.

   • You will find enclosed the Notice of Annual Meeting of Stockholders on the following page that identifies the three proposals for your action.

   • At the meeting we will present a report on Comstock's 2000 operating results and on other matters of interest to you.

   • You will find enclosed our 2000 Annual Report, which includes our financial statements.

   Your vote is important. The Board of Directors appreciates and encourages stockholder participation in the Company's affairs. Whether or not you can attend the meeting, please read the Proxy Statement carefully, then sign, date and return the enclosed proxy promptly in the envelope provided, so that your shares will be represented at the meeting.

   On behalf of the Board of Directors, thank you for your cooperation and continued support.

Sincerely,

M. Jay Allison
Chairman of the Board and President

COMSTOCK RESOURCES, INC.

5300 Town and Country Blvd.
Suite 500
Frisco, Texas 75034

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 14, 2001

The 2001 Annual Meeting of Stockholders of Comstock Resources, Inc. will be held at the Westin Stonebriar Resort at 1549 Legacy Drive in Frisco, Texas, on May 14, 2001 at 4:00 p.m., for the following purposes:

1. To elect one Class A director to serve a term of three years until his successor is duly elected and qualified;

2. To approve an amendment to the Company's 1999 Long-term Incentive Plan to limit the maximum option grant which may be made to an employee in any calendar year;

3. To ratify the appointment of Arthur Andersen LLP as independent public accountants for 2001; and

4. To transact such other business as may properly come before the meeting and any adjournments thereof.

You must be a shareholder of record at the close of business on April 2, 2001 to be entitled to vote at the annual meeting.

Your participation in the Company's affairs is important. Officers of the Company will be present to respond to questions from shareholders. To ensure your representation, if you do not expect to be present at the meeting, please sign and date the enclosed proxy and return to the Company promptly. A stamped envelope has been provided for your convenience. The prompt return of proxies will ensure a quorum and save the Company the expense of future solicitation.

By Order of the Board of Directors,

Roland O. Burns
Secretary

April 4, 2001

IMPORTANT

TO ENSURE YOUR REPRESENTATION AT THE MEETING, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE. NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY.

COMSTOCK RESOURCES, INC.

5300 Town and Country Blvd.
Suite 500
Frisco, Texas 75034

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 14, 2001

INTRODUCTION

The Board of Directors is soliciting your proxy to encourage your participation in the voting at the annual meeting and to obtain your support on each of the proposals. You are invited to attend the annual meeting and vote your shares directly. However, even if you do not attend, you may vote by proxy, which allows you to direct another person to vote your shares at the meeting on your behalf.

This Proxy Solicitation

There are two parts to this solicitation: the proxy card and this proxy statement. The proxy card is the means by which you actually authorize another person to vote your shares in accordance with your instructions. We will be sending this notice, the proxy statement, and the proxy card on or about April 4, 2001 to all shareholders entitled to vote.

This proxy statement provides you with a variety of information on the proposals and other matters that you may find useful in determining how to vote. It is divided into five sections following this Introduction:

- "Voting", page 3.
- "Common Stock Ownership", page 4.
- "Proposals to be Voted Upon", page 5.
- "Our Meetings and Committees", page 11.
- "Executive Compensation", page 13.

For your reference, a table showing the performance of the Company's stock over the past five years is included on page 17.

The Company will pay for soliciting these proxies. Our directors, officers and employees may solicit proxies in person, by telephone by other electronic means of communication. We have also retained American Stock Transfer & Trust Company to assist in distributing proxy solicitation materials. We will reimburse brokers and other nominees for reasonable out-of-pocket expenses they incur in forwarding these proxy materials to you if you are a beneficial owner.

The Annual Meeting

The annual meeting will be held on Monday, May 14, 2001 at the Westin Stonebriar Resort in Frisco, Texas beginning at 4:00 p.m. A quorum of shareholders is necessary to hold a valid meeting. A majority of the Company's common stock must be represented at the annual meeting, whether in person or by proxy, for a quorum to exist.

Abstentions and broker non-votes will be counted in determining whether or not there is a quorum at the annual meeting. A broker non-vote occurs when a broker votes on some matters on the proxy card but not on other matters because he does not have the authority to do so. Abstentions will be counted when tabulating the votes cast on the proposals (other than the election of the director), but broker non-votes will not be counted.

Shareholder Proposals

There were no shareholder proposals submitted for the annual meeting. To be considered for presentation at the 2002 Annual Meeting of the Shareholders and to be included in the proxy statement, the Company must receive shareholder proposals at its principal executive offices no later than December 5, 2001.

Shareholders

On April 2, 2001, the Company had 29,157,673 issued and outstanding shares of common stock, held by approximately 7,000 beneficial shareholders. Such shares are not eligible to vote at the annual meeting. In addition, there are 1,757,310 shares of the Company's Series A 1999 Convertible Preferred Stock outstanding which are entitled to vote on an as converted basis the equivalent of 4,393,275 shares of common stock. Accordingly, the aggregate shares entitled to vote at the meeting are 33,550,948.

You are entitled to one vote at the annual meeting for each share of the Company's common stock that you owned of record at the close of business on April 2, 2001. The number of shares you own (and may vote) is listed on the enclosed proxy card.

VOTING

How to Vote Your Shares

You may vote your shares at the annual meeting in person or by proxy. To vote in person, you must attend the annual meeting, and obtain and submit a ballot, which will be provided at the meeting. To vote by proxy, you must complete and return the enclosed proxy card.

The proxy card is fairly simple to complete, with specific instructions right on the card. By completing and submitting it, you will direct the designated persons (known as "proxies") to vote your shares at the annual meeting in accordance with your instructions. The board has appointed M. Jay Allison and Roland O. Burns to serve as the proxies for the annual meeting.

Your proxy will be valid only if you sign, date and return it before the annual meeting. If you complete all of the proxy card except the voting instructions, then the designated proxies will vote your shares "for" the election of the nominated director and "for" the other proposals. If the nominee for election to the board of directors is unable to serve, which is not anticipated, or if any other matters properly come before the meeting, then the designated proxies will vote your shares in accordance with their best judgment.

You may revoke your proxy at any time *before it is exercised* by any of the following means:

- Notifying the Company's Corporate Secretary in writing;
- Submitting a later dated proxy; or
- Attending the annual meeting and voting in person. Your attendance at the annual meeting will not by itself revoke a proxy; you must vote your shares.

Where to Find Voting Results

The Company will publish the voting results in its Quarterly Report on Form 10-Q for the second quarter of 2001, which it will file with the Securities and Exchange Commission in August 2001.

COMMON STOCK OWNERSHIP

The following table sets forth stockholder information as of April 2, 2001 for persons known to the Company to be large shareholders (5% or more), directors, or executive officers of the Company. Ownership of the Company's common stock is shown in terms of "beneficial ownership." A person generally "beneficially owns" shares if he has either the right to vote those shares or dispose of them. More than one person may be considered to beneficially own the same shares. In this proxy statement, unless otherwise noted, a person has sole voting and dispositive power for those shares shown as beneficially owned by him. Shares shown as beneficially owned by the Company's executive officers include shares that they have the right to acquire by exercising options on or before June 1, 2001. The percentages shown in this proxy statement compare the person's beneficially owned shares with the total number of shares of the Company's common stock outstanding on April 2, 2001 (29,157,673 shares), plus shares that can be acquired by exercising options on or before June 1, 2001 and shares issuable upon conversion of the Series A 1999 Convertible Preferred Stock.

Name (1)	Shares Beneficially Owned	
	Number (2)	Percent
M. Jay Allison	2,126,204	6.9%
President, Chief Executive Officer and Chairman of the Board of Directors		
Roland O. Burns	541,500	1.8%
Director, Senior Vice President, Chief Financial Officer, Secretary and Treasurer		
Mack D. Good	22,000	*
Vice President of Operations		
Cecil E. Martin, Jr.	118,965	*
Director		
Stephen E. Neukom	30,400	*
Vice President of Marketing		
Richard G. Powers	101,000	*
Vice President of Land		
Daniel K. Presley	83,600	*
Vice President of Accounting		
David W. Sledge	89,412	*
Director		
Michael W. Taylor	153,125	*
Vice President of Corporate Development		
All Executive Officers and Directors as a Group (11 Persons)	3,268,706	10.2%
Becker Capital Management, Inc. 1211 S.W. Fifth Avenue, Suite 2185 Portland, Oregon 97204	1,631,300 (3)	5.6%
Compression, Inc. Two West Second Street Tulsa, Oklahoma 74103	3,111,400 (3)	10.7%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	1,835,825 (3)	6.3%
Trust Company of the West 865 South Figueroa, Suite 1800 Los Angeles, California 90017	4,393,275 (4)	13.1%

* Indicates less than one percent.
(1) Unless otherwise noted, the address of each beneficial owner is c/o Comstock Resources, Inc., 5300 Town and Country Blvd. Suite 500, Frisco, Texas 75034.
(2) Includes shares issuable pursuant to stock options which are presently exercisable or exercisable within 60 days in the following amounts: Mr. Allison–1,815,000 shares; Mr. Burns–455,000 shares; Mr. Good–22,000 shares; Mr. Martin–50,000 shares; Mr. Neukom–30,400 shares; Mr. Powers–101,000 shares; Mr. Presley–82,250 shares Mr. Sledge–60,000 shares; Mr. Taylor–153,125 shares; and all executive officers and directors–2,768,775 shares.
(3) Ownership based on Schedule 13D or 13G filings.
(4) Represents shares issuable upon conversion of shares of Series A 1999 Convertible Preferred Stock. Trust Company of the West or an affiliate thereof acts as investment manager or in a similar capacity for certain funds and institutions which hold the shares of preferred stock.

PROPOSALS TO BE VOTED UPON

(1) Election of Director

The first proposal on the agenda for the annual meeting will be the election of one director to serve a term of three years beginning at this annual meeting. The nominee receiving the greatest number of votes cast will be elected. So, if you do not vote for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee. A "broker-non-vote" will also have no effect on the outcome since only a plurality of votes actually cast is required to elect a director. The Company's Board of Directors presently consists of four members comprised of three classes (Class A, B, and C). Directors are elected in classes to serve terms of three years. The Class A director, whose term expires at the annual meeting, is Cecil E. Martin, Jr. The Class B directors, whose term expires in 2002, are M. Jay Allison and David W. Sledge. The Class C director, whose term expires in 2003, is Roland O. Burns. The Board currently also has two vacancies, one as a Class A Director and one as a Class C Director.

The Board of Directors has nominated Cecil E. Martin. Jr. for re-election to the Board of Directors.

Nominee for Three-Year Term

CECIL E. MARTIN, JR., (59) *Director*

Mr. Martin has been a director of the Company since 1988. From 1973 to 1991 he served as Chairman of a public accounting firm in Richmond, Virginia. Mr. Martin holds a B.B.A. degree from Old Dominion University and is a Certified Public Accountant.

Directors Continuing in Office

M. JAY ALLISON, (45) *President, Chief Executive Officer and Chairman of the Board of Directors*

Mr. Allison has been a director of the Company since 1987, and President and Chief Executive Officer of the Company since 1988. Mr. Allison was elected Chairman of the Board of Directors in 1997. From 1987 to 1988, Mr. Allison served as Vice President and Secretary of the Company. From 1981 to 1987, he was a practicing oil and gas attorney with the firm of Lynch, Chappell & Alsup in Midland, Texas. In 1983, Mr. Allison co-founded a private independent oil and gas company, Midwood Petroleum, Inc., which was active in the acquisition and development of oil and gas properties from 1983 to 1987. He received B.B.A., M.S. and J.D. degrees from Baylor University in 1978, 1980 and 1981, respectively. Mr. Allison currently serves on the Board of Regents for Baylor University.

ROLAND O. BURNS, (41) *Director, Senior Vice President, Chief Financial Officer, Secretary and Treasurer*

Mr. Burns has been a director of the Company since 1999 and has been Senior Vice President of the Company since 1994, Chief Financial Officer and Treasurer since 1990 and Secretary since 1991. From 1982 to 1989, he was employed by the public accounting firm, Arthur Andersen LLP. During his tenure with Arthur Andersen, Mr. Burns worked primarily in the firm's oil and gas audit practice. Mr. Burns received B.A. and M.A. degrees from the University of Mississippi in 1982 and is a Certified Public Accountant.

DAVID W. SLEDGE, (44) *Director*

Mr. Sledge was elected to the Board of Directors of the Company in 1996. Mr. Sledge served as President of Gene Sledge Drilling Corporation, a privately held contract drilling company based in Midland, Texas until its sale in October 1996. Mr. Sledge served Gene Sledge Drilling Corporation in various capacities from 1979 to 1996. Mr. Sledge is a past director of the International Association of Drilling Contractors and is a past chairman of the Permian Basin chapter of this association. He received a B.B.A. degree from Baylor University in 1979.

There are no family relationships among any of the officers or directors of the Company.

The Board of Directors recommends that you vote for the re-election of Mr. Martin.

(2) Approval of an Amendment to the 1999 Long-term Incentive Plan

In March 2001, the Board of Directors of the Company adopted an amendment to the 1999 Long-term Incentive Plan of the Company (the "Incentive Plan") to limit the maximum option grant which may be made to an employee in any calendar year to 1,000,000 shares (subject to adjustment for capital changes). Such amendment is to enable the Incentive Plan to satisfy a requirement of Section 162(m) of the Internal Revenue Code of 1986 ("Section162(m)") relating to performance-based compensation which is not subject to a $1 million deductibility limit.

Section 162(m) limits to $1 million the deduction that the Company may take for federal income tax purposes for compensation paid in any year to each of its five highest paid officers. Certain employee stock options can be exempt from the $1 million deductibility limit. Stockholder approval of the amendment will preserve the tax deductibility under Section 162(m) of compensation paid upon the exercise of certain options granted under the Incentive Plan if total compensation of a participant exceeds $1 million. Should the stockholders fail to approve the proposed amendment to the Incentive Plan, the plan would remain in full force and effect, but the stock options awarded under the Incentive Plan would be subject to the annual deductibility limitation of Section 162(m).

The complete text of the Incentive Plan (as amended) is attached as Exhibit A hereto, and the following description is qualified in its entirety by the full text of the Incentive Plan.

Purpose of the Incentive Plan

The purpose of the Incentive Plan is to attract, retain and motivate key participating employees and to attract and retain well-qualified members of the Board of Directors through the use of incentives based upon the value of common stock. Awards under the Incentive Plan are determined by the Compensation Committee of the Board of Directors and may be made to key executives, managerial employees and non-employee directors of the Company or one or more of its subsidiaries.

Summary of the Incentive Plan

Administration of Plan

The Incentive Plan is administered by the Compensation Committee, each member of which must be a non-employee director, as defined by Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Subject to the provisions of the Incentive Plan, the Compensation Committee has authority to select employees to receive awards, to determine the time or times of receipt, to determine the types of awards and the number of shares covered by the awards, to establish the terms, conditions and provisions of such awards, to determine the number and value of performance units awarded and earned and to cancel or suspend awards. In making such award determinations, the Compensation Committee may take into account the nature of services rendered by the employee, his or her present and potential contribution to the Company's success and such other factors as the Compensation Committee deems relevant. The Compensation Committee is authorized to interpret the Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Incentive Plan, to determine the terms and provisions of any agreements made pursuant to the Incentive Plan and to make all other determinations that may be necessary or advisable for the administration of the Incentive Plan.

Eligibility Under the Incentive Plan

Executive officers and other key employees selected by the Compensation Committee are eligible for awards and non-employee directors are awarded non-qualified stock options upon initial appointment to the board of directors and each annual meeting of stockholders.

Duration of Plan

The Incentive Plan has an unlimited term. There is, however, a maximum ten year term during which awards of incentive stock options may be made under the Incentive Plan.

Types of Awards

Awards under the Incentive Plan may be in the form of stock options (including incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and non-qualified options), restricted stock and performance units.

Authorized Shares Available for Awards Under the Incentive Plan

The Incentive Plan authorizes awards to key employees of 1,200,000 shares of common stock. An additional 1% of the Company's then outstanding common stock will become available as of the beginning of each fiscal year commencing January 1, 2000 for awards of non-qualified stock options under the Incentive Plan. In addition, the shares of common stock remaining available for grant under the Company's 1991 Long-term Incentive Plan, or that become available upon the lapse or expiration of prior grants under the 1991 plan or the Incentive Plan, will be authorized for future grant under the Incentive Plan.

The Incentive Plan also authorizes 225,000 shares of common stock for awards to non-employee directors, plus an additional 50,000 shares of common stock as of the beginning of each fiscal year commencing January 1, 2000. In addition, the shares of common stock under the 1991 plan that become available upon the lapse or expiration of prior grants under the 1991 plan or the Incentive Plan will be authorized for future grant under the Incentive Plan.

Stock Options

Stock options may be awarded under the Incentive Plan with an exercise price of not less than one hundred percent of the market value of the common stock on the date of the award or, if greater, the par value of the common stock. The Incentive Plan authorizes the award of both non-qualified stock options and incentive stock options. Only employees of the Company are eligible to receive awards of incentive stock options. The aggregate value (determined at the time of the award) of the common stock with respect to which incentive stock options are exercisable for the first time by any employee during any calendar year may not exceed $100,000. The term of incentive stock options cannot exceed ten years.

Cashless Exercise Procedures. In addition to allowing an optionee to pay cash to exercise options, or deliver stock certificates for previously-owned shares of Company stock, the Incentive Plan will permit an optionee to use cashless exercise procedures. These include broker-assisted cashless exercises (selling a portion of the option shares to pay the exercise price and withholding taxes), and an attestation procedure in a stock-for-stock cashless exercise, avoiding the delays in requiring physical delivery of stock certificates.

Limited Transferability of Options. The Incentive Plan permits recipients of non-qualified stock options (including non-employee directors) to transfer their vested options by gift to family members (or trusts or partnerships of family members). After transfer of an option, the optionee remains taxable upon the exercise of the option, and the Company retains the right to claim a deduction for compensation upon the exercise of the option.

Elections to Defer Recognition of Income. The Incentive Plan permits recipients of non-qualified stock options to elect a voluntary deferral of their receipt of option gain shares in a "stock-for-stock" exercise of an option.

Non-employee Director Option Awards. The Incentive Plan provides that each non-employee director automatically receives the following: (i) on the date of initial election or appointment to the Board, the director receives non-qualified options to purchase 10,000 shares of common stock, and (ii) annually following each annual meeting of stockholders additional options to acquire 10,000 shares of common stock. All options will be granted at an exercise price equal to the fair market value of the common stock on the date of grant, and are fully vested and exercisable six months following grant. The options have a term of five years. The Incentive Plan also provides that upon a non-employee director's death, disability or retirement from the Board, any options previously granted to such director under the Incentive Plan will automatically vest.

Restricted Stock

The Incentive Plan authorizes the Compensation Committee to grant to key employees shares of restricted stock. An employee will become the holder of shares of restricted stock free of all restrictions if he or she completes a required period of employment following the award and satisfies any other conditions; otherwise, the shares will be forfeited. The employee will have the right to vote the shares of restricted stock and, unless the Compensation Committee determines otherwise, the right to receive dividends on the shares. The employee may not sell or otherwise dispose of restricted stock until the conditions imposed by the Compensation Committee have been satisfied. The Incentive Plan requires a minimum restricted period of three years for awards of restricted shares.

Performance Units

The Incentive Plan authorizes the Compensation Committee to award performance units payable in cash or shares of stock. Under the Incentive Plan, a number of performance units is initially assigned by the Compensation Committee and the number of units actually earned will be contingent on future performance of the Company over the performance period in relation to the established performance measures. Although the performance measures and performance period will be determined by the Compensation Committee at the time of the award of performance units, they may be subject to such later revision as the Compensation Committee deems appropriate to reflect significant events or changes.

Change of Control Events

In the event of a change in control of the Company, as defined, all outstanding stock options and restricted stock will automatically become fully exercisable and/or vested, and performance units may be paid out in such manner and amounts as determined by the Compensation Committee.

Federal Income Tax Consequences

Non-Qualified Stock Options. The grant of a non-qualified stock option does not result in taxable income to the holder of such an option or in a deduction by the Company. The tax consequences are determined generally at the time the optionee exercises the non-qualified stock option. Upon the exercise of a non-qualified stock option, the optionee generally recognizes ordinary income in an amount equal to the difference between the fair market value of the common stock on the date of exercise and the exercise price of the option. The Company is entitled to a deduction for the year in which the optionee's tax year ends in an amount equal to the amount that was includable in the optionee's gross income. Upon exercise of options, shares can be withheld (or delivered to the Company, in the case of previously-owned shares) to satisfy tax withholding obligations.

If an optionee surrenders or delivers shares of common stock in whole or partial payment of the exercise price, the optionee will not recognize taxable income when the non-qualified stock option is exercised to the extent that the number of shares so surrendered or delivered equals the number of shares received upon the exercise of the option. The optionee will, however, recognize ordinary income with respect to the shares received in excess of the number of shares so surrendered or delivered, in an amount equal to the excess of the fair market value of such excess shares on the date the non-qualified stock option is exercised over the amount of any cash paid.

An optionee's tax basis in the stock acquired pursuant to the exercise of a non-qualified stock option for which the option price is paid solely in cash will be equal to the amount of cash paid plus the amount of ordinary income that the optionee recognizes upon exercise of the option. As to the stock acquired pursuant to exercise of a non-qualified stock option for which an optionee surrenders stock of the Company in payment of all or part of the aggregate option price, the optionee's tax basis in the number of shares acquired in the exchange which is equal to the number of surrendered shares shall be the same as that of the surrendered shares. The holding period of these acquired shares shall be the same as that of the surrendered shares. The optionee's tax basis in any excess shares acquired in the exchange shall be zero, increased by the amount of cash, if any, paid upon the exercise of the non-qualified stock option and the amount of ordinary income that the optionee recognizes upon exercise of the option. The holding period of these acquired shares shall begin as of the date such stock is transferred to the optionee.

Incentive Stock Options. Under current law, the holder of an option will not recognize taxable income on the grant or exercise of an incentive stock option. However, the amount by which the fair market value of common stock on the date the incentive stock option is exercised exceeds the exercise price of such option will be treated as income for purposes of computing the optionee's alternative minimum taxable income in the year the incentive stock option is exercised.

If the shares of common stock acquired through the exercise of an incentive stock option are held by an optionee through the later of (i) two years from the date of the grant of the option or (ii) one year after the transfer of such shares to the optionee pursuant to the exercise, the amount received by the optionee upon the sale or other disposition of such shares in excess of the optionee's tax basis in such shares will be taxable to such optionee as a long-term capital gain in the year of such sale or disposition. An optionee's tax basis in the shares of common stock acquired pursuant to the exercise of an incentive stock option will be equal to the exercise price of such options.

If the shares of common stock acquired through the exercise of an incentive stock option are disposed of prior to the expiration of the two-year or one-year holding periods, an amount equal to the difference between (i) the lesser of (a) the amount realized on the sale or exchange, and (b) the fair market value of the shares on the date the option was exercised, and (ii) the exercise price of the option relating to the shares sold or exchanged will be taxable to the optionee as ordinary income in the year of such disposition. In addition, if the amount realized from the sale or exchange is greater than the fair market value of the shares on the date the incentive stock option was exercised, the optionee will also recognize gain in an amount equal to such difference. This gain will be characterized as long-term or short-term capital gain, depending upon the holding period of such shares. If common stock is disposed of by gift prior to the expiration of the two-year or one-year holding periods, an amount equal to the fair market value of the shares on the date of exercise less the exercise price of the option relating to the shares disposed of will be taxable to the optionee as ordinary income in the year of such disposition.

The grant or exercise of an incentive stock option will not result in any federal income tax consequences to the Company. However, if common stock acquired through the exercise of an incentive stock option is disposed of by the optionee prior to the expiration of the two-year or one-year holding periods described above, the Company will be allowed a deduction equal to the amount of income includable in the optionee's gross income as a result of the disposition.

Restricted Shares. An employee normally will not realize taxable income and the Company will not be entitled to a deduction upon the grant of restricted shares. When the shares are no longer subject to a substantial risk of forfeiture, the employee will realize taxable ordinary income in an amount equal to the fair market value of such shares at such time, and the Company will be entitled to a deduction in the same amount. An employee may make a special tax election which affects the timing and measurement of income recognized in connection with the grant of restricted shares, and the Company's deduction. Dividends received by an employee on restricted shares during the restricted period are generally taxable to the employee as ordinary income and will be deductible by the Company.

Performance Units. An employee receiving an award of a performance unit will not realize taxable income until the performance unit is paid, in an amount equal to the amount of cash received or the fair market value of shares received in payment, and the Company will be entitled to a corresponding deduction at such time.

The Board of Directors recommends that the stockholders vote to approve of the amendment to the Incentive Plan.

(3) Ratification of Our Independent Auditors

Arthur Andersen LLP ("Andersen") has served as our independent auditors since 1989 and no relationship exists other than the usual relationship between independent auditor and client. The audit committee recommended to the board that Andersen be reappointed for fiscal year 2001, and the board has reappointed Andersen. Stockholders are being asked to ratify this appointment.

A representative of Andersen will attend the annual meeting to answer your questions.

The Board of Directors recommends that you vote for ratification of Arthur Andersen LLP as independent public accountants for 2001.

(4) Other Matters

Neither the Company nor its directors intend to bring before the annual meeting any matters other than the election of the director and the ratification of the independent public accountants.

OUR MEETINGS AND COMMITTEES

During 2000, the board of directors held five meetings and took action by written consent three times. All of the directors attended all of their board and committee meetings. The board of directors has three standing committees: the Executive Committee, the Audit Committee and the Compensation Committee. The Executive Committee is empowered to take action when the board of directors is unable to meet and is comprised of M. Jay Allison, Roland O. Burns and Cecil E. Martin, Jr. The audit committee and compensation committee are comprised entirely of the outside directors. The Company has no nominating committee. The board of directors as a whole oversees the nominating function. If you desire to nominate a director, you should forward your nomination to the Company's Corporate Secretary.

The Audit Committee

The primary responsibility of the Audit Committee is to assist the board of directors in overseeing management and the independent auditors in fulfilling their responsibilities in the financial reporting process of the Company. The Audit Committee is composed of independent directors and operates under a written charter adopted and approved by the Board of Directors on May 16, 2000, attached as Exhibit B to this Proxy Statement. During the fiscal year 2000, the Audit Committee held four meetings and was composed of Richard S. Hickok, as chairman; Franklin B. Leonard and David W. Sledge. Cecil E. Martin, Jr. joined the audit committee in 2001 as chairman to replace Mr. Hickok who is now deceased. Mr. Leonard is now also deceased.

Report of the Audit Committee

The Audit Committee has reviewed and discussed with management the Company's audited financial statements as of and for the fiscal year ended December 31, 2000. The Committee also has discussed with the independent auditors for the Company the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. The Committee has received the written disclosures and the letter from the independent auditors for the Company required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with the independent auditors that firm's independence from management and the Company.

Based on the review and discussions referred to in the above paragraph, the Committee recommends to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 for filing with the Securities and Exchange Commission.

The Audit Committee has reviewed the relationship between the Company and Andersen in 2000. The aggregate fees billed for professional services rendered by Andersen for the audit of the Company's financial statements for the year ended December 31, 2000, and the reviews of the financial statements included in the Company's Forms 10-Q in 2000 were $130,000. Andersen did not provide the Company any financial information systems design and implementation services in 2000. The aggregate fees billed for all other services rendered by Andersen, which were primarily tax consulting services, were $20,050. The Audit Committee has determined that the services rendered by Andersen are compatible with maintaining Andersen's independence.

The Audit Committee

Cecil E. Martin, Jr., Chairman
David W. Sledge

Compensation Committee

The duties of the Compensation Committee are generally:

- To recommend to the board the remuneration arrangements for executive officers and directors;
- To recommend to the board compensation plans in which officers or directors are eligible to participate; and
- To grant awards under the Incentive Plan.

See page 15 for the Compensation Committee Report on Executive Compensation.

Director Compensation

All non-employee directors of the Company receive directors' fees of $30,000 per year, plus an additional $5,000 for committee chairman. All of the directors elected to receive shares of common stock of the Company for payment of their directors fees in 2000. Each director also receives an option to purchase 20,000 shares of common stock when the director is initially elected or appointed to the board of directors and receives an option each year at the annual meeting to purchase an additional 10,000 shares of common stock. In addition, the Company reimburses its directors for expenses, including travel, they incur in connection with attending board or committee meetings. The Company also paid Cecil E. Martin, Jr. $35,000 in 2000 for additional services provided to the Company under a consulting agreement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who own more than 10% of the Company's common stock to file reports with the Securities and Exchange Commission and to provide copies to us of ownership. The Securities Exchange Commission regulations require the Company to identify anyone who filed a required report late during the most recent fiscal year. Based upon a review of our records all other 2000 filing requirements were met.

EXECUTIVE COMPENSATION

This section provides summary information regarding the compensation of M. Jay Allison, Chairman of the Board of Directors, President and Chief Executive Officer, and the four most highly compensated officers other than Mr. Allison: Roland O. Burns, Senior Vice President, Chief Financial Officer, Secretary and Treasurer; Mack D. Good, Vice President of Operations; Richard G. Powers, Vice President of Land; and Michael W. Taylor, Vice President of Corporate Development.

Messrs. Allison, Burns, Good, Powers and Taylor had their salaries reviewed and established in 1999 for 2000. This is consistent with the Company's compensation principles for executive officers which is described in more detail in the Compensation Committee's Report on Executive Compensation on page 15. In 2001, Messrs. Allison, Burns, Good, Powers and Taylor received cash bonuses for their performance in 2000. The Company awarded 234,250 options to purchase common stock to these executive officers in 2000 and awarded restricted stock grants to Messrs. Allison and Burns a total of 56,250 shares. The executive officers receive medical, group life insurance and other benefits including matching contributions under the Company's 401(k) plan that are available generally to all of the Company's salaried employees.

The following table sets forth certain information regarding compensation earned during each of the Company's last three fiscal years by Mr. Allison, the Company's Chief Executive Officer, and the four other highest paid executive officers of the Company.

SUMMARY COMPENSATION TABLE

					Long-Term Compensation	
					Restricted Stock	Stock Option
		Annual Compensation ($)				
Name and Principal Position	Year	Salary	Bonus	Other (1)(2)	Awards ($) (3)	Awards (#)
M. Jay Allison,	2000	$270,000	$830,000	$38,707	$399,375	135,000
President and Chief	1999	245,000	470,000	39,133	697,500	540,000
Executive Officer	1998	245,000	405,000	39,900	–	460,000
Roland O. Burns,	2000	$155,000	$290,000	$15,147	$99,844	33,750
Senior Vice President and	1999	140,000	170,000	15,091	174,375	135,000
Chief Financial Officer	1998	140,000	100,800	15,474	–	115,000
Mack D. Good (4),	2000	$115,000	$125,000	$4,938	–	25,000
Vice President of Operations	1999	101,333	50,000	3,035	–	58,000
Richard G. Powers,	2000	$120,500	$90,000	$5,045	–	18,000
Vice President of Land	1999	112,500	73,000	4,762	–	72,000
	1998	112,000	20,000	5,058	–	20,000
Michael W. Taylor,	2000	$132,500	$125,000	$5,100	–	22,500
Vice President of	1999	115,000	108,500	4,837	–	90,000
Corporate Development	1998	115,000	25,000	5,058	–	25,000

(1) The value of all perquisites provided to each executive officer by the Company did not exceed the lesser of $50,000 or 10% of such officer's salary and bonus for the year.

(2) Other compensation includes matching contributions under the Company's 401(k) profit sharing plan and the present value of interest free loans of the amounts paid by the Company for premiums under split-dollar life insurance arrangements for Mr. Allison of $33,607, $34,296 and $34,842 in 2000, 1999 and 1998, respectively, and for Mr. Burns of $10,047, $10,252 and $10,416 in 2000, 1999 and 1998, respectively. The Company's split dollar insurance program is designed for the Company to recover its aggregate premium cost.

(3) Restricted stock grants were made in 2000 to Mr. Allison and Mr. Burns for 45,000 and 11,250 shares, respectively. Such grants vest on July 1, 2004. Restricted stock grants were made in 1999 to Mr. Allison and Mr. Burns for 180,000 and 45,000 shares, respectively. Such grants vest 25% per year.

(4) Mr. Good was appointed an executive officer on February 24, 1999.

The following table sets forth certain information regarding stock options granted during 2000 to the named executive officers of the Company.

OPTION GRANTS

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%	10%
M. Jay Allison	135,000	38.4	$8.875	7/1/2009	$ 660,560	$1,626,991
Roland O. Burns	33,750	9.6	$8.875	7/1/2009	165,140	406,748
Mack D. Good	25,000	7.1	$8.875	7/1/2009	122,326	301,295
Richard G. Powers	18,000	5.1	$8.875	7/1/2009	88,075	216,932
Michael W. Taylor	22,500	6.4	$8.875	7/1/2009	110,093	271,165

The following table sets forth certain information with respect to the value of the named executive officers' option exercises in 2000 and unexercised options at December 31, 2000.

OPTION EXERCISES/OPTIONS HELD AT YEAR END

Name	Shares Acquired on Exercise	Value Received	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
M. Jay Allison	202,700	$1,034,475	1,542,300	1,145,000	$10,908,388	$7,834,063
Roland O. Burns	22,500	126,563	425,000	286,250	3,231,797	1,958,516
Mack D. Good	3,000	26,438	19,000	71,000	208,594	648,219
Richard G. Powers	8,000	39,500	99,500	96,000	683,594	816,688
Michael W. Taylor	19,125	105,208	101,125	157,250	510,727	1,131,328

(1) The last sale price for a share of Common Stock as reported by the New York Stock Exchange on December 29, 2000 was $14.75 and the exercise prices of the options in this table ranged from $2.00 to $12.375 per share.

Employment Agreements

Effective June 1, 2000, the Company entered into employment agreements with M. Jay Allison, the President and Chief Executive Officer of the Company, and Roland O. Burns, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company. Under the agreements, the Company has agreed to employ each of Messrs. Allison and Burns for a term of three years. As of each anniversary of the agreements, the agreements will automatically be extended for an additional year, so that the remaining term of the agreements will be three years as of each June 1. The agreements provide that the base salary for Messrs. Allison and Burns will be no less than $300,000 and $172,500, respectively. Each of the agreements provides for the payment of severance benefits if the employee is terminated without cause, in an amount equal to 150% of his salary and bonus for the fiscal year, plus continued medical benefits for 18 months.

If there is a change of control of the Company and the employee terminates employment within six months thereafter (or is terminated by the Company without cause at any time thereafter), the severance benefit payable to the employee is 300% of his salary and highest annual bonus.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors has oversight over the Company's executive compensation program and approves the base salaries and incentive bonuses of the executive officers. The Compensation Committee is also responsible for oversight of the administration of the Incentive Plan. In 2000, the Compensation Committee was composed of Cecil E. Martin, Jr., as chairman; David W. Sledge and Franklin B. Leonard. Mr. Sledge became chairman beginning January 1, 2001.

Executive Compensation – Philosophy and Program Components

The Company's philosophy is to provide a comprehensive compensation program to attract, retain and reward key members of management who contribute to the Company's success and to motivate the management team in the development and execution of current and long-term business strategies and goals. The three primary components of executive compensation are: base salary, cash bonuses and stock-based incentives. Stock options and restricted stock grants are made available to key employees under the Incentive Plan. Executives also participate in certain benefit plans available to all salaried employees. The Company believes that a significant portion of the executive officers' compensation should be linked to the stock's performance and, in keeping with that objective, a substantial portion of the compensation package is comprised of stock options and restricted stock grants. The Company's strategic, operating and financial results in 2000 were excellent. In view of these results the Compensation Committee believes the compensation paid to the executive officers of the Company in 2000 was appropriate.

Base Salary

In 2000, base salaries for executive officers were based upon the individual's responsibilities, experience and expected performance, taking into account among other things, the individual's initiative, contributions to the Company's overall performance, managerial ability and handling of special projects. These same factors are applied by the Company's President, with assistance of the executive officers, to establish base salaries for other key management employees. Base salaries for executive officers generally are reviewed annually for possible adjustment, but are not necessarily changed that often. The committee also uses industry comparisons to ensure that the base salaries for the executive officers remain competitive in keeping with the objective of retaining key members of management.

Bonus

In 2000, the Compensation Committee approved cash bonuses for key employees based on the Company's performance during 2000. The Committee reviewed the 2000 bonus awards to the employees which were recommended by the President and the Committee approved them without change.

Incentive Plan

In June 1999, the Company adopted the 1999 Long-term Incentive Plan which was approved by the stockholders. The purpose of the Incentive Plan is to provide financial incentives to key employees of the Company to promote long-term growth and financial success of the Company by:

- attracting and retaining key executive and managerial employees;
- motivating participating employees, by means of appropriate incentive, to achieve long-range goals;

- attracting and retaining well-qualified individuals to serve as members of the Company's board of directors;
- providing incentive compensation opportunities which are competitive with those of other public corporations; and
- further identifying the participants' interests with those of the Company's other stockholders through compensation alternatives based on the Company's common stock.

The compensation committee administers the Incentive Plan and makes grants under this plan. Awards under the Incentive Plan can consist of incentive stock options and non-qualified stock options as well as restricted stock grants.

The committee granted options covering 311,250 shares to employees in 2000, including executive officers, under the Incentive Plan. As provided in the Incentive Plan, options covering 40,000 shares were granted to directors. Recipients exercised options covering a total 291,400 shares in 2000. The compensation committee also made grants of restricted common stock in 2000 for 56,250 shares. Such shares will not vest until July 1, 2004.

Other Compensation

At various times in the past, the Company has adopted certain broad-based employee benefit plans in which the senior executive officers and other key management employees have been permitted to participate, including the employees' 401(k) profit-sharing plan and the life, disability, and health insurance benefit plans available to all salaried employees. Other than with respect to common stock held as an investment option under the 401(k) profit-sharing plan, benefits under these plans are not directly or indirectly tied to Company performance.

Chief Executive Officer Compensation

For his performance in 2000, a cash bonus was paid to Mr. Allison. As with all executive officers, Mr. Allison's bonus compensation is linked to individual performance and the Company's profitability. Mr. Allison was also awarded options to purchase 135,000 shares at the then current market price and restricted stock grants for 45,000 shares.

$1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code generally limits the corporate income tax deduction for compensation paid to each executive officer shown in the summary compensation table in the proxy statement of a public company to $1 million, unless the compensation is "performance-based compensation" and qualifies under certain other exceptions. The Company's policy is primarily to design and administer compensation plans which support the achievement of long-term strategic objectives and enhance shareholder value. Where it is consistent with the compensation philosophy, the Compensation Committee will also attempt to structure compensation programs that are tax-advantageous to the Company. The shareholders are being asked to approve an amendment to the Company's Incentive Plan that will permit the Company to deduct all compensation arising from stock option grants under the Incentive Plan.

The Compensation Committee

David W. Sledge, Chairman
Cecil E. Martin, Jr.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total stockholder return on the Company's common stock during the five years ended December 31, 2000 with the cumulative return on the New York Stock Exchange Index and an index composed of all publicly traded oil and gas companies within SIC Code 1311, consisting of 192 companies. The graph assumes that $100 was invested in each category on the last trading day of 1995 and that dividends, if any, were reinvested.

Stock Performance Graph



━━━━━ The Company
▬ ▬ ▬ The New York Stock Exchange
▪▪▪▪▪▪▪ Public Oil & Gas Producers

Value of $100 Investment:

	1996	1997	1998	1999	2000
The Company	$231	$212	$ 54	$ 51	$262
New York Stock Exchange	120	158	189	206	211
Public Oil & Gas Producers	133	135	108	132	168

By Order of the Board of Directors

Roland O. Burns
Secretary

Dallas, Texas
April 4, 2001

17

COMSTOCK RESOURCES, INC.
1999 Long-Term Incentive Plan
(As Restated April 1, 2001)

I. GENERAL

1. **Purpose**. The COMSTOCK RESOURCES, INC. 1999 Long-Term Incentive Plan (the "1999 Plan") has been established by COMSTOCK RESOURCES, INC. (the "Company") to:

(a) attract and retain key executive and managerial employees;

(b) motivate participating employees, by means of appropriate incentive, to achieve long-range goals;

(c) attract and retain well-qualified individuals to serve as members of the Company's Board of Directors;

(d) provide incentive compensation opportunities which are competitive with those of other public corporations; and

(e) further identify Participants' interests with those of the Company's other stockholders through compensation alternatives based on the Company's common stock;

and thereby promote the long-term financial interest of the Company and its Subsidiaries, including the growth in value of the Company's equity and enhancement of long-term shareholder return.

2. **Effective Date**. Subject to the approval of the holders of a majority of the Stock of the Company present, or represented and entitled to vote at the Company's 1999 annual meeting of its stockholders, the 1999 Plan shall be effective as of April 1, 1999, provided, however, that awards made under the 1999 Plan prior to such approval of the 1999 Plan by stockholders of the Company are contingent on such approval of the 1999 Plan by the stockholders of the Company and shall be null and void if such approval of the stockholders of the Company is withheld. Further, in addition to any other restrictions on transferability set forth herein, no Participant shall have any right to sell, assign, transfer, pledge or place any encumbrance on any award or Stock underlying an award prior to such stockholder approval of this 1999 Plan. The 1999 Plan shall be unlimited in duration; provided, however, that no awards of Incentive Stock Options may be made under the 1999 Plan after ten (10) years from the earlier of the date of its adoption by the Board or the date of its approval by the stockholders of the Company.

3. **Definitions**. The following definitions are applicable to the 1999 Plan.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board.

"Disability" means the inability of a Participant, by reason of a physical or mental impairment, to engage in any substantial gainful activity, of which the Board shall be the sole judge.

"Effective Date" means April 1, 1999.

"Fair Market Value" of any Stock means, as of any date, the last sale price for such Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotation System - National Market System (or by the principal consolidated transaction reporting system for any other national securities exchange which is the principal exchange on which the stock is listed or accepted for trading) on the date or, if Stock is not traded on that date, on the next preceding date on which Stock was traded.

"Non-employee Director" means each member of the Board who is not a full-time employee of the Company.

"Option Date" means, with respect to any Stock Option, the date on which the Stock Option is awarded under the 1999 Plan.

"Participant" means (i) any employee of the Company or any Subsidiary who is selected by the Board or Committee to participate in the 1999 Plan; and (ii) to the extent provided in paragraphs I.5(b) and III.2, any Non-employee Director, to the extent provided in paragraph I.5(b).

"Performance Unit" shall have the meaning ascribed to it in Part V.

"Permitted Transferees" means members of the immediate family of the Participant, trusts for the benefit of such immediate family members, and partnerships in which substantially all of the interests are held by the Participant and members of his or her immediate family. An immediate family member shall mean any descendant (children, grandchildren and more remote descendants), including step-children and relationships arising from legal adoption, and any spouse of a Participant or a Participant's descendant.

"Related Company" means any corporation during any period in which it is a Subsidiary, or during any period in which it directly or indirectly owns 50% or more of the total combined voting power of all classes of stock of the Company that are entitled to vote.

"Restricted Period" has the meaning ascribed to it in Part IV.

"Restricted Stock" has the meaning ascribed to it in Part IV.

"Retirement" means (i) termination of employment in accordance with the retirement procedures set by the Company from time to time; (ii) an employee's termination of employment or a Non-employee Director's ceasing to serve as a member of the Board because of Disability; or (iii) an employee's termination of employment or a Non-employee Director's ceasing to serve as a member of the Board voluntarily with the consent of the Company (of which the Committee shall be the sole judge).

"Stock" means the Company's common stock, $.50 par value per share.

"Stock Option" means the right of a Participant to purchase Stock pursuant to an Incentive Stock Option or Non-Qualified Option awarded pursuant to the provisions of the 1999 Plan.

"Subsidiary" means any corporation during any period of which 50% or more of the total combined voting power of all classes of stock entitled to vote is owned, directly or indirectly, by the Company.

4. **Administration**. The authority to manage and control the operation and administration of the 1999 Plan shall be vested in the Committee. Subject to the provisions of the 1999 Plan, the Committee will have authority to select employees to receive awards of Stock Options, Restricted Stock and/or Performance Units, to determine the time or times of receipt, to determine the types of awards and the number of shares covered by the awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such awards, to determine the number and value of Performance Units awarded and earned, and to cancel or suspend awards. In making such award determinations, the Committee may take into account the nature of services rendered by the employee, his or her present and potential contribution to the Company's success and such other factors as the Committee deems relevant. The Committee is authorized to interpret the 1999 Plan, to establish, amend, and rescind any rules and regulations relating to the 1999 Plan, to determine the terms and provisions of any agreements made pursuant to the 1999 Plan, and to make all other determinations that may be necessary or advisable for the administration of the 1999 Plan.

A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all members of the Committee, shall be the acts of the Committee, unless provisions to the contrary are embodied in the Company's Bylaws or resolutions duly adopted by the Board. All actions taken and decisions and determinations made by the Board or the Committee pursuant to the Plan shall be binding and conclusive on all persons interested in the 1999 Plan. No member of the Board or the Committee shall be liable for any action or determination taken or made in good faith with respect to the 1999 Plan.

Notwithstanding the foregoing, all authority to exercise discretion with respect to the participation in the 1999 Plan of persons who are "officers" within the meaning of the applicable Securities and Exchange Commission rules relating to Section 16 of the Securities Exchange Act of 1934, as amended, and/or directors of the Company, or the timing, pricing and amounts of awards granted under the 1999 Plan to such officers and directors, shall be vested in (a) the Board, or (b) the Committee, if consisting of two or more directors each of whom is a non-employee director within the meaning ascribed to such term in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or within any successor definition or any successor rule.

5. **Participation**. (a) *Employees.* Subject to the terms and conditions of the 1999 Plan, the Committee shall determine and designate, from time to time, the key executives and managerial employees of the Company and/or its Subsidiaries who will participate in the 1999 Plan. In the discretion of the Committee, an eligible employee may be awarded Stock Options, Restricted Stock or Performance Units or any combination thereof, and more than one award may be granted to a Participant. Except as otherwise agreed to by the Company and the Participant, any award under the 1999 Plan shall not affect any previous award to the Participant under the 1999 Plan or any other plan maintained by the Company or its Subsidiaries.

(b) *Non-employee Directors.* Each Non-employee Director shall be granted without further action by the Board or the Committee a Non-Qualified Stock Option to purchase 10,000 shares of Stock at the close of business of each annual meeting of stockholders of the Company. An individual who is first elected and commences serving as a Non-employee Director shall also be granted without further action by the Board or the Committee a Non-Qualified Stock Option for 10,000 shares of Stock on the date of such election as a director.

The Non-Qualified Stock Options shall be fully vested and exercisable by each Non-employee Director after the Director has completed six continuous months of service as a member of the Board after the Option Date (unless his service terminates during such period by reason of death or Disability). The term of each Non-Qualified Stock Option shall be five (5) years from the Option Date, and the exercise price shall be 100% of the Fair Market Value of a share of Stock as of the Option Date. The full purchase price of each share of Stock purchased upon exercise of a Non-Qualified Stock Option shall be paid in the manner set forth in Article III, paragraph 3 hereof. All outstanding options become 100% vested and exercisable if service as a member of the Board terminates by reason of death, Disability or Retirement.

6. **Shares Subject to the 1999 Plan**. The shares of Stock with respect to which awards may be made under the 1999 Plan shall be either authorized and unissued shares or authorized and issued shares held in the treasury by the Company (including, in the discretion of the Committee, shares purchased in the market).

(a) *Awards to Employees.* Subject to the provisions of paragraph I.10, the number of shares of Stock available under the 1999 Plan for the grant of Stock Options, Performance Units and Restricted Stock to key executive and managerial employees shall not exceed 1,200,000 shares in the aggregate. The number of shares of Stock available under the 1999 Plan for the grant of non-qualified stock options, Performance Units and Restricted Stock shall be increased, as of the first day of each fiscal year commencing January 1, 2000, , by one percent (1%) of the then current number of shares of Stock outstanding. In addition, shares of Stock available under the 1991 Long-Term Incentive Plan (the "1991 Plan") which remain available at the Effective Date of the 1999 Plan (58,630 shares) shall be available for grant under the 1999 Plan. If, for any reason, any award under the 1999 Plan or the 1991 Plan otherwise distributable in shares of Stock, or any portion of the award, shall expire, terminate or be forfeited or canceled, or be settled in cash pursuant to the terms of the 1999 Plan or the 1991 Plan and, therefore, any such shares are no longer distributable under the award, such shares of Stock shall again be available for award under the 1999 Plan.

(b) *Awards to Non-Employee Directors.* Subject to the provisions of paragraph I.10, the number of shares of Stock available under the 1999 Plan for the grant of Options to Non-employee Directors shall not exceed 225,000 shares, which includes 170,000 shares remaining available from the 1991 Plan for grant to Non-employee Directors at the Effective Date. The number of shares of Stock available under the 1999 Plan for the grant of Options to Non-employee Directors shall be increased, as of the first day of each fiscal year commencing January 1, 2000, by 50,000 shares. If, for any reason, any Option award to a Non-employee Director under the 1999 Plan or the 1991 Plan, or any portion of such award, shall expire, terminate or be forfeited or canceled, or be settled in cash pursuant to the terms of the 1999 Plan or the 1991 Plan and, therefore, any such shares are no longer distributable under the award, such shares of Stock shall again be available for award to Non-employee Directors under the 1999 Plan.

(c) *Annual Limit on Grants to Employees.* Subject to the provisions of paragraph I.10, the number of shares of Stock with respect to which Options under the 1999 Plan may be granted in any calendar year to any employee shall not exceed 1,000,000 shares.

7.   **Compliance With Applicable Laws and Withholding of Taxes**. Notwithstanding any other provision of the 1999 Plan, the Company shall have no liability to issue any shares of Stock under the 1999 Plan unless such issuance would comply with all applicable laws and the applicable requirements of any securities exchange or similar authority. Prior to the issuance of any shares of Stock under the 1999 Plan, the Company may require a written statement that the recipient is acquiring the shares for investment and not for the purpose or with the intention of distributing as amended, the shares. In the case of a Participant who is subject to Section 16(a) and 16(b) of the Securities Exchange Act of 1934, as amended, the Committee may, at any time, add such conditions and limitations to any election to satisfy tax withholding obligations through the withholding or surrender of shares of Stock as the Committee, in its sole discretion, deems necessary or desirable to comply with Section 16(a) or 16(b) and the rules and regulations thereunder or to obtain any exemption therefrom. All awards and payments under the 1999 Plan to employees are subject to withholding of all applicable taxes, which withholding obligations may be satisfied, with the consent of the Committee, through the surrender of shares of Stock which the Participant already owns, or to which a Participant is otherwise entitled under the 1999 Plan.

8.   **Transferability**. Incentive Stock Options, Performance Units, and, during the period of restriction, Restricted Stock awarded under the 1999 Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution. Incentive Stock Options may be exercised during the lifetime of the Participant only by the Participant or his guardian or legal representative. If expressly permitted by the terms of the stock option agreement, Non-Qualified Stock Options may be transferred by a Participant to Permitted Transferees, provided that there is not any consideration for the transfer.

9.   **Employment and Stockholder Status**. The 1999 Plan does not constitute a contract of employment, and selection as a Participant will not give any employee the right to be retained in the employ of the Company or any Subsidiary. The 1999 Plan does not constitute or serve as evidence of an agreement or understanding, express or implied, that the Company will retain a director for any period of time. Subject to the provisions of paragraph IV.3(a), no award under the 1999 Plan shall confer upon the holder thereof any right as a stockholder of the Company prior to the date on which he fulfills all service requirements and other conditions for receipt of shares of Stock. If the redistribution of shares is restricted pursuant to paragraph I.7, certificates representing such shares may bear a legend referring to such restrictions.

10. **Adjustments to Number of Shares Subject to the 1999 Plan**. In the event of any change in the outstanding shares of Stock of the Company by reason of any stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, exchange of shares or other similar change, the aggregate number of shares of Stock with respect to which awards may be made under the 1999 Plan, the terms and the number of shares of any outstanding Stock Options, Performance Units, or Restricted Stock, and the purchase price of a share of Stock under Stock Options, may be equitably adjusted by the Committee in its sole discretion.

11. **Change in Control**. Notwithstanding any other provision of the 1999 Plan, in the event of a change in control, all outstanding Stock Options and Restricted Stock will automatically become fully exercisable and/or vested, and Performance Units may be paid out in such manner and amounts as determined by the Committee. For purposes of this paragraph 11, a Change in Control of the Company shall be deemed to have taken place if, without the approval or recommendation of a majority of the then existing Board of the Company:

(a) a third person shall cause or bring about (through solicitation of proxies or otherwise) the removal or resignation of a majority of the then existing members of the Board or if a third person causes or brings about (through solicitation of proxies or otherwise) an increase in the size of the Board such that the then existing members of the Board thereafter represent a minority of the total number of persons comprising the entire Board;

(b) a third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, becomes the beneficial owner of shares of any class of the Company's stock having 20% or more of the total number of votes that may be cast for the election of directors of the Company;

(c) the stockholders of the Company approve a definitive agreement for the merger or other business combination of the Company with or into another corporation pursuant to which the Company will not survive or will survive only as a subsidiary of another corporation, for the sale or other disposition of all or substantially all of the assets of the Company, or any combination of the foregoing.

For purposes hereof, a person will be deemed to be the beneficial owner of any voting securities of the Company which it would be considered to beneficially own under Securities and Exchange Commission Rule 13d-3 (or any similar or superseding statute or rule from time to time in effect).

12. **Agreement With Company**. At the time of any awards under the 1999 Plan, the Committee will require a Participant to enter into an agreement with the Company in a form specified by the Committee, agreeing to the terms and conditions of the 1999 Plan and to such additional terms and conditions, not inconsistent with the 1999 Plan, as the Committee may, in its sole discretion, prescribe.

13. **Amendment and Termination of 1999 Plan**. Subject to the following provisions of this paragraph 13, the Board may at any time and in any way amend, suspend or terminate the 1999 Plan. No amendment of the 1999 Plan and, except as provided in paragraph I.10, no action by the Board shall, without further approval of the stockholders of the Company, materially increase the total number of shares of Stock with respect to which awards may be made under the 1999 Plan, materially increase the benefits accruing to Participants under the 1999 Plan or materially modify the requirements as to eligibility for participation in the 1999 Plan, if stockholder approval of such amendment is a condition to the availability of the exemption provided by Securities and Exchange Commission Rule 16b-3 or of the Code at the time such amendment is adopted. Further, the formula provisions of paragraph I.5 may be amended no more than once every twelve months, other than to comport with changes in the Code. No amendment, suspension or termination of the 1999 Plan shall alter or impair any Stock Option, share of Restricted Stock or Performance Unit previously awarded under the 1999 Plan without the consent of the holder thereof.

II. INCENTIVE STOCK OPTIONS

1. **Definition**. The award of an Incentive Stock Option under the 1999 Plan entitles the Participant to purchase shares of Stock at a price fixed at the time the option is awarded, subject to the following terms of this Part II.

2. **Eligibility**. The Committee shall designate the Participants to whom Incentive Stock Options, as described in section 422A(b) of the Code or any successor section thereto, are to be awarded under the 1999 Plan and shall determine the number of option shares to be offered to each of them. Incentive Stock Options shall be awarded only to key employees of the Company, and no Non-employee Director shall be eligible to receive an award of an Incentive Stock Option. In no event shall the aggregate Fair Market Value (determined at the time the option is awarded) of Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year (under all plans of the Company and all Related Companies) exceed $100,000.

3. **Price**. The purchase price of a share of Stock under each Incentive Stock Option shall be determined by the Committee, provided, however, that in no event shall such price be less than the greater of (a) 100% of the Fair Market Value of a share of Stock as of the Option Date (or 110% of such Fair Market Value if the holder of the Incentive Stock Option owns stock possessing more than 10% of the combined voting power of all classes of stock of the Company or any Related Company) or (b) the par value of a share of Stock on such date. To the extent provided by the Committee, the full purchase price of each share of Stock purchased upon the exercise of any Incentive Stock Option shall be paid in cash or in shares of Stock (valued at Fair Market Value as of the day of exercise), or in any combination thereof, at the time of such exercise and, as soon as practicable thereafter, a certificate representing the shares so purchased shall be delivered to the person entitled thereto.

4. **Exercise**. No Incentive Stock Option may be exercised by a Participant after the Expiration Date (as defined in paragraph II.5 below) applicable to that option. Each Option shall become and be exercisable at such time or times and during such period or periods, in full or in such installments as may be determined by the Committee at the Option Date.

5. **Option Expiration Date**. The "Expiration Date" with respect to an Incentive Stock Option or any portion thereof awarded to a Participant under the 1999 Plan means the earliest of:

(a) the date that is 10 years after the date on which the Incentive Stock Option is awarded;

(b) the date established by the Committee at the time of the award;

(c) the date that is one year after the Participant's employment with the Company and all Related Companies is terminated because of death or permanent and total disability; as defined in Code Section 22(e)(3); or

(d) the date that is three months after the date the Participant's employment with the Company and all Related Companies is terminated for reasons other than death or permanent and total disability.

III. NON-QUALIFIED STOCK OPTIONS

1. **Definition**. The award of a Non-Qualified Stock Option under the 1999 Plan entitles the Participant to purchase shares of Stock at a price fixed at the time the option is awarded, subject to the following terms of this Part III.

2. **Eligibility**. The Committee shall designate the Participants to whom Non-Qualified Stock Options are to be awarded under the 1999 Plan and shall determine the number of option shares to be offered to each of them. No Non-employee Director shall be eligible to receive an award of a Non-Qualified Stock Option except to the extent granted pursuant to the formula set forth in Paragraph I.5(b) above.

3. **Price**. The purchase price of a share of Stock under each Non-Qualified Stock Option shall be determined by the Committee; provided, however, that in no event shall such price be less than the greater of (a) 100% of the Fair Market Value of a share of Stock as of the Option Date or (b) the par value of a share of such Stock on such date. To the extent provided by the Committee, the full purchase price of each share of Stock purchased upon the exercise of any Non-Qualified Stock Option shall be paid in cash or by tendering, by either actual delivery of shares or by attestation, shares of Stock (valued at Fair Market Value as of the day of exercise), or in any combination thereof, at the time of such exercise. Shares of Stock acquired pursuant to the exercise of a Non-Qualified Stock Option shall be subject to such conditions, restrictions and contingencies as the Committee may establish in the award agreement. If the Company shall have a class of its Stock registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, an option holder may also make payment at the time of exercise of a Non-Qualified Stock Option by delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker approved by the Company, that upon such broker's sale of shares of Stock with respect to which such option is exercised, it is to deliver promptly to the Company the amount of sale proceeds necessary to satisfy the option exercise price and any required withholding taxes.

4. **Exercise**. No Non-Qualified Stock Option may be exercised by a Participant after the Expiration Date applicable to that option. Unless otherwise specified herein, each Option shall become and be exercisable at such time or times and during such period or periods, in full or in such installments as may be determined by the Committee at the Option Date.

5. **Option Expiration Date**. The "Expiration Date" with respect to a Non-Qualified Stock Option or any portion thereof awarded to a Participant under the 1999 Plan means the earliest of:

(a) the date established by the Committee at the time of the award or set forth in paragraph I.5(b), as applicable;

(b) the date that is three months after the employee Participant's employment with the Company and all Subsidiaries or the Non-employee Director Participant's service as a member of the Board is terminated for reasons other than Retirement or death; or

(c) the date that is three years after the date the employee Participant's employment with the Company and all Subsidiaries or the Non-employee Director Participant's service as a member of the Board is terminated by reason of Retirement or death.

IV. RESTRICTED STOCK

1. **Definition**. Restricted Stock awards are grants of Stock to Participants, the vesting of which is subject to a required period of employment and any other conditions established by the Committee or by the terms of this 1999 Plan.

2. **Eligibility**. The Committee shall designate the Participants to whom Restricted Stock is to be awarded and the number of shares of Stock that are subject to the award. Restricted Stock shall be awarded only to key employees of the Company, and no Non-employee Director shall be eligible to receive an award of Restricted Stock.

3. **Terms and Conditions of Awards**. All shares of Restricted Stock awarded to Participants under the 1999 Plan shall be subject to the following terms and conditions and to such other terms and conditions, not inconsistent with the 1999 Plan, as shall be prescribed by the Committee in its sole discretion and as shall be contained in the agreement referred to in paragraph I.12.

(a) Restricted Stock awarded to Participants may not be sold, assigned, transferred, pledged or otherwise encumbered, except as hereinafter provided, for a period of ten years or such shorter period as the Committee may determine, but no less than three years, after the time of the award of such stock (the "Restricted Period"). Such restrictions shall lapse as to the Restricted Stock in accordance with the time(s) and number(s) of shares as to which the Restricted Period expires, as set forth in the Agreement with the Participant. Except for such restrictions, the Participant as owner of such shares shall have all the rights of a stockholder, including but not limited to the right to vote such shares and, except as otherwise provided by the Committee, the right to receive all dividends paid on such shares.

(b) The Committee may in its discretion, at any time after the date of the award of Restricted Stock, adjust the length of the Restricted Period to account for individual circumstances of a Participant or group of Participants, but in no case shall the length of the Restricted Period be less than three years.

(c) Except as otherwise determined by the Committee in its sole discretion, an employee Participant whose employment with the Company and all Subsidiaries terminates prior to the end of the Restricted Period for any reason shall forfeit all shares of Restricted Stock remaining subject to any outstanding Restricted Stock award which have not then vested in accordance with the agreement entered into under paragraph I.12.

(d) Each certificate issued in respect of shares of Restricted Stock awarded under the 1999 Plan shall be registered in the name of the Participant and, at the discretion of the Committee, each such certificate may be deposited in a bank designated by the Committee. Each such certificate shall bear the following (or a similar) legend:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) contained in the COMSTOCK RESOURCES, INC. 1999 Long-Term Incentive Plan and an agreement entered into between the registered owner and COMSTOCK RESOURCES, INC. A copy of such plan and agreement is on file in the office of the Secretary of COMSTOCK RESOURCES, INC., 5300 Town & County Blvd., Suite 500, Frisco, Texas 75034 or, if the Company changes its principal office, at the address of such new principal office."

(e) As the Restricted Period for Restricted Stock expires and such restrictions lapse, such Restricted Stock shall be held by a Participant (or his or her legal representative, beneficiary or heir) free of all restrictions imposed by the 1999 Plan and the Agreement. Such shares shall nevertheless continue to be subject to any restriction imposed under applicable securities laws.

V. PERFORMANCE UNITS

1. **Definition**. Performance Units are awards to Participants who may receive value for the units at the end of a Performance Period. The number of units earned, and value received for them, will be contingent on the degree to which the performance measures established at the time of the initial award are met.

2. **Eligibility**. The Committee shall designate the Participants to whom Performance Units are to be awarded, and the number of units to be the subject of such awards. Performance Units shall be awarded only to key employees of the Company, and no Non-employee Director shall be eligible to receive an award of a Performance Unit.

3.   **Terms and Conditions of Awards**. For each Participant, the Committee will determine the timing of awards; the number of units awarded; the value of units, which may be stated either in cash or in shares of Stock; the performance measures used for determining whether the Performance Units are earned; the performance period during which the performance measures will apply; the relationship between the level of achievement of the performance measures and the degree to which Performance Units are earned; whether, during or after the performance period, any revision to the performance measures or performance period should be made to reflect significant events or changes that occur during the performance period; and the number of earned Performance Units that will be paid in cash and/or shares of Stock.

4.   **Payment**. The Committee will compare the actual performance to the performance measures established for the performance period and determine the number of units to be paid and their value. Payment for units earned shall be wholly in cash, wholly in Stock or in a combination of the two, in a lump sum or installments, and subject to vesting requirements and such other conditions as the Committee shall determine. The Committee will determine the number of earned units to be paid in cash and the number to be paid in Stock. For Performance Units awarded in shares of Stock, one share of Stock will be paid for each unit earned, or cash will be paid for each unit earned equal to either (a) the Fair Market Value of a share of Stock at the end of the Performance Period or (b) the Fair Market Value of a share of Stock averaged for a number of days determined by the Committee. For Performance Units awarded in cash, the value of each unit earned will be paid in its initial cash value, or shares of Stock will be distributed based on the cash value of the units earned divided by (a) the Fair Market Value of a share of Stock at the end of the Performance Period or (b) the Fair Market Value of a share of Stock averaged for a number of days determined by the Committee.

5.   **Retirement, Death or Termination**. A Participant whose employment with the Company and all Subsidiaries terminates during a performance period because of Retirement or death shall be entitled to the prorated value of earned Performance Units, issued with respect to that performance period, at the conclusion of the performance period based on the ratio of the months employed during the period to the total months of the performance period. If a Participant's employment with the Company and all Subsidiaries terminates during a performance period for any reason other than Retirement or death, the Performance Units issued with respect to that performance period will be forfeited on the date such Participant's employment terminates. Notwithstanding the foregoing provisions of this Part V, if a Participant's employment with the Company and all Subsidiaries terminates before the end of the Performance Period with respect to any Performance Units awarded to him, the Committee may determine that the Participant will be entitled to receive all or any portion of the units that he or she would otherwise receive, and may accelerate the determination and payment of the value of such units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

COMSTOCK RESOURCES, INC.
AUDIT COMMITTEE CHARTER

Scope

The board of directors of Comstock Resources, Inc. (the "Company") has established a committee of the board known as the audit committee (the "Committee"). The purpose of the charter (the "Charter") is to specify the governance and the powers and responsibilities of the Committee. In general, the Committee shall provide assistance to the board of directors in the general oversight of the financial matters of the Company.

Purpose

The primary purpose of the Committee is to assist the board of directors in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including overviewing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof; the Company's systems of internal accounting and financial controls; and the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.

The board of directors and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the board of directors and the Committee.

Membership and Composition

The Committee shall consist of at least three members of the Company's board of directors. The board of directors shall appoint Committee members and each Committee member shall serve for a period of one year or until such time as his or her successor has been duly named or until such member's earlier resignation or removal. The Committee shall have a chairman who shall be designated from among its membership by the board of directors and who shall preside at meetings of the Committee. The chairman shall serve for a period of one year or until such time as his or her successor has been duly named or until such member's earlier resignation or removal. The Committee shall meet at least four times per year either in person or by telephone, and the chairman can, at his or her discretion, call special meetings of the Committee.

Qualifications of Members

The members of the Committee must meet the following qualifications:

1. Each member must have no relationship to the Company that may interfere with the exercise of their independence from management and the Company;

2. Each member of the Committee must be financially literate as determined by the Company's board of directors in its business judgement; and

3. At least one member of the Committee must have accounting or related financial management expertise as determined by the Company's board of directors in its business judgment.

Disqualification of Members

The following director shall not be eligible to serve on the Committee:

1. A director who is an employee of the Company or has been an employee of the Company during the past three years;

2. A director who is employed as an executive of another corporation where any of the Company's executives serve on that corporation's compensation committee;

3. A director who is an immediate family member of an individual who has been an executive officer of the Company or its affiliates during the past three years; and

4. A director, who in the past three years, has had a direct business relationship with the Company or has been a partner, controlling shareholder or executive officer of an organization that has had a business relationship with the Company, unless the board of directors determines, in the exercise of its business judgment, that the relationship does not interfere with the director's exercise of independent judgment.

Powers and Responsibilities of the Committee

The Committee's job is one of oversight and it recognizes the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. Additionally, the Committee recognizes that financial management, as well as the outside auditors, have more time, knowledge and more detailed information on the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. In general, the Committee shall provide assistance to the board of directors in the general oversight of the financial matters of the Company relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the Company's financial statements.

2. The Committee shall maintain free and open communication between the Committee, the independent auditors and the management of the Company.

3. The Committee and the board of directors shall have the ultimate authority and the responsibility to select, evaluate and, where appropriate, replace the outside auditor. The outside auditor shall be ultimately accountable to the board of directors and the Committee. The board of directors will submit the selection of the outside auditor to the stockholders, for ratification at the annual meeting of stockholders.

4. The Committee shall require that the outside auditor submit on a periodic basis to the Committee a formal written statement delineating all relationships between the auditor and the Company. The Committee shall be responsible for actively engaging in a dialogue with the outside auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor and for recommending that the board of directors take appropriate action in response to the outside auditor's report to satisfy itself of the outside auditor's independence.

5. The Committee shall review with management and the outside auditors the audited financial statements to be included in the Company's Annual Report on Form 10-K and review and consider with the outside auditors the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61. The Committee shall discuss with management and the outside auditors the quality and adequacy of the Company's internal controls.

6. As a whole, or through the Committee chair, the Committee shall review with management and the outside auditors the Company's interim financial results to be included in the Company's quarterly reports to be filed with Securities and Exchange Commission and the matters required to be discussed by SAS No. 61 assuming such matters related to interim financial information has been identified; this review will occur prior to the Company's filing of the Form 10-Q.

7. The Committee shall annually review and reassess the adequacy of the Committee's Charter and obtain the approval of the Charter by the Company's board of directors.

8. In connection with its responsibilities, the Committee shall have the power to investigate any matter brought to its attention and shall have full access to the books, records and personnel of the Company. The Committee shall have the power to retain independent counsel or other experts in connection with its responsibilities, the fees and expenses of such counsel and experts to be paid by the Company.

9. The Committee shall issue a report to be included in the Company's proxy statement each year stating that the Committee has:

a) Reviewed and discussed the audited financial statements with management;

b) Discussed with the independent auditor the matters required to be discussed by SAS No. 61, Communication with Audit Committees, as amended;

c) Received from the auditor written disclosures regarding the auditor's independence required by Independence Standards Board Standard No. 1, as amended, and discussed with the independent auditor the auditor's independence; and

d) Based on the reviews and discussions referred to above, recommended to the board of directors that the audited financial statements be included in the Company' Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

COMSTOCK RESOURCES, INC.
ANNUAL MEETING OF STOCKHOLDERS
May 14, 2001
4:00 p.m.
at the Westin Stonebriar Resort



Directions to the
Westin Stonebriar Resort
1549 Legacy Drive
Frisco, Texas 75034